Exhibit 99.1

Zhangmen Education Inc. Announces Appointment of

Independent Financial Advisor and Legal Counsel to the Special Committee

SHANGHAI, China – June 16, 2023 – Zhangmen Education Inc. (the “Company”) (OTCMKTS: ZMENY), an online education company in China, today announced that the special committee of the Company’s Board of Directors (the “Board”), formed to evaluate and consider the previously announced preliminary non-binding proposal letter, dated May 26, 2023 (the “Proposal”) or any alternative strategic option that the Company may pursue, has retained Kroll Securities, LLC and Kroll, LLC (operating through its Duff& Phelps Opinions Practice) as its independent financial advisor and Linklaters as its legal counsel to assist it in this process.

The Board cautions the Company’s shareholders and others considering trading in the Company’s securities that no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposal or any other transaction, except as required under applicable law.

About Zhangmen Education Inc.

Zhangmen Education Inc. (OTCMKTS: ZMENY) is an online education company in China providing quality-oriented education to students. For more information, please visit ir.zhangmenedu.com.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhangmen Education Inc.

Investor Relations

E-mail: ir@zhangmen.com

The Piacente Group, Inc.

Emilie Wu

Tel: +86-21-6039-8363

E-mail: zhangmen@thepiacentegroup.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zhangmen@thepiacentegroup.com